UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
000-51955
(Commission File Number)
SUMMIT HOTEL PROPERTIES, LLC
(Exact name of registrant as specified in its charter)
2701 South Minnesota Avenue, Suite 6,
Sioux Falls, South Dakota 57105
(605) 361-9566
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Class A Membership Interests, no par value (“Class A Interests”) of Summit Hotel Properties, LLC
(Title of each class of securities covered by this form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Summit Hotel OP, LP, as successor to Summit Hotel Properties, LLC, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SUMMMIT HOTEL OP, LP
	By:	Summit Hotel GP, LLC,
its General Partner

	By:	Summit Hotel Properties, Inc.,
its Sole Member

	By:	/s/ Christopher R. Eng
		Name:	Christopher R. Eng
Date: February 18, 2011		Title:	Vice President, General Counsel and Secretary